Transamerica Asset Management, Inc. Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
727-299-1800

February 9, 2012

VIA EDGAR CORRESPONDENCE

Houghton R. Hallock

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Dear Mr. Hallock:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-11-225622) with the Securities and Exchange Commission (the “Commission”) on November 17, 2011 relating to the addition of Class T shares to Transamerica WMC Diversified Equity, a series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on January 5, 2012.

Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.

1. Comment: Please remove the footnote to the fee table in the prospectus that indicates that the Class T shares of Transamerica WMC Diversified Equity (the “fund”) are not available to new investors.

Response: The Registrant has made revisions consistent with the Staff’s comment.

2. Comment: Please explain supplementally why “Other Expenses” for Class T are permitted to be estimated or delete the relevant footnote to the fee table in the prospectus.

Response: The purpose of the Rule 485(a) filing was to register new Class T shares of the fund. Class T shares of the fund were not in existence as of October 31, 2011 (the fund’s fiscal year end). We note that Item 3 of Form N-1A, which discusses the presentation of information for a new series, provides in Instruction 6(a) that “Other Expenses” are to be estimated based on amounts for the current fiscal year with a corresponding footnote disclosing that “Other Expenses” are so estimated. Item 3 does not specifically address new share classes. Because a new share class, like a new series, would not have fee and expense information to present for the prior fiscal year because it did not exist, we think it is reasonable, in the absence of any direct guidance, to apply Instruction 6(a) of Item 3 to a new share class as well.

February 9,2012

3. Comment: In the section “Performance” in the prospectus, please revise the annual total returns table so that the last column heading reads “10 Years” rather than “10 Years or Inception” because 10 Year information is available or the Class A shares shown.

Response: The Registrant revised the column heading to read “Since Inception” because the Class A shares shown were incepted in 2009 and, therefore, do not have 10 years of performance to show in the table.

4. Comment: In the section “Performance” in the prospectus, please consider adding a statement that the performance shown for the period from March 22, 2011 through the present is attributable to the current sub-adviser.

Response: The Registrant will consider adding the statement in its annual update.

5. Comment: Please confirm that the Class T shares of the fund will not be available until February 10, 2012.

Response: The Registrant so confirms.

6. Comment: Please supplementally clarify whether Class T shares of the fund are offered in the prospectus. If not, in the italicized paragraph in the middle of page 12 of the prospectus, please reword the first sentence to reflect the fact that Class T shares of the fund are not offered.

Response: The Class T share class of the fund is closed to new investors, but existing owners of Class T shares of the fund (as of February 10, 2012) may purchase additional Class T shares. Class T shares, therefore, are offered in the prospectus although only to existing Class T shareholders.

7. Comment: In the section “Prior Performance for Similar Accounts” in the prospectus, remove the subheading ‘Transamerica WMC Diversified Equity”.

Response: The Registrant has made revisions consistent with the Staff’s comment.

8. Comment: Please confirm whether Class T shares of the fund have a contingent deferred sales charge.

Response: The Class T shares do not have a contingent deferred sales charge; however, as is disclosed in the section “Choosing a Share Class – Class T Shares – Front Load (Transamerica WMC Diversified Equity Only)” in the prospectus, if a shareholder pays no up-front sales charge because the shareholder is purchasing $1 million or more of Class T shares, the shareholder will pay a deferred sales charge of 1.00% if the shareholder redeems any of those shares within the first 24 months after buying them.

9. Comment: In the SAI, please see the Staff’s prior comments on the Registrant’s concentration policy.

Response: The Registrant wishes to keep the concentration policy of the funds consistent with the current series of the Registrant. Transamerica Funds’ shareholders approved this concentration policy, along with other new fundamental policies, in 2005. The policy has appeared in the Registrant’s statements of additional information since 2005, and the Registrant has made numerous Rule 485(a) filings since that time, which have been subject to Staff review. In addition, the Registrant notes that a fund is required to disclose in its prospectus any policy to concentrate in securities of issuers in a

February 9. 2012

particular industry or group of industries. The Registrant has, in response to prior the Staff’s comment, added narrative disclosure in the Statement of Additional Information with respect to the concentration policy.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1836 with any questions.

Very truly yours,

/S/ Tanya L. Goins
Tanya L. Goins